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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X    10% Owner
     LTC Healthcare, Inc.                       Regent Assisted Living, Inc. (RGNT)            ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS Identification      4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person, if an entity                           -----------------  ------------------
     300 Esplanade Drive, Suite 1860            (Voluntary)                March 1998
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                         91-1895305           5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
     Oxnard,        CA              93030                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Put Option re: 7.5%                   $4.0         March 31,   X                          $4.0       3/31/98   3/31/00
Convertible Subordinated              million      1998                                   mill.
Notes (Obligation to Buy)*            (100% of     **                                     princ.
                                      face amount)                                        amt.
                                                                                          of
                                                                                          Notes
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7.5% Convertible                      $7.50 per    March 31,   X              $4.0                   3/31/98   3/31/08
Subordinated Notes Due                share,       1998                       million
March 31, 2008*                       subject to   **                         principal
                                      adjustment                              amount
                                                                              of Notes
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
------------------------------                    at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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   7.5%              533,333         $4.0       Put Option          D
   Convertible                       million    with respect
   Subordinated                                 to
   Notes Due                                    $6.0 million
   March 31,                                    principal
   2008                                         amount of
                                                Notes
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   Common            533,333         $4.0       $4.0 million        D
   Stock                             million    principal
                                                amount of
                                                Notes
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Explanation of Responses:

See Attachment for Footnotes

                                                                   LTC HEALTHCARE, INC.

                                                                   By: /s/ PAMELA J. PRIVETT                      January 11, 1999
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).      Name:  Pamela J. Privett
                                                                       Title: Senior Vice President,
                                                                              General Counsel and Secretary

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2

                                                                                                                     SEC 1474 (7-97)
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               ATTACHMENT TO AMENDED FORM 4 FOR LTC HEALTHCARE, INC.
                    RELATING TO MARCH 31, 1998 REPORTABLE EVENT

*On March 26, 1998, Healthcare and Regent executed a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement established a put option pursuant to which Healthcare is obligated to purchase from Regent, upon Regent's demand, up to $10,000,000 principal amount of convertible subordinated notes due 2008 (the "Notes"). Regent must exercise such put option on or prior to March 31, 2000. The Notes are convertible, in whole or in part at any time prior to March 31, 2008 at Healthcare's option, into Common Stock at a price of $7.50 per share, subject to adjustment. If all Notes were converted, such conversion would result in the issuance of 1,333,333 shares of Regent Common Stock. Under certain circumstances, Regent can require conversion of the Notes prior to March 31, 2008, at a price of $7.50 per share, subject to adjustment.

**On March 31, 1998, Regent put $4,000,000 principal amount of Notes to Healthcare. As a result, Healthcare purchased $4,000,000 principal amount of Notes on such date for a purchase price of $4,000,000. Such $4,000,000 principal amount of Notes are convertible, at a price of $7.50 per share, into 533,333 shares of Common Stock.